May 4, 2009

Via EDGAR and Overnight Courier

Ms. Kathleen Collins
Ms. Melissa Feider
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	SourceForge, Inc. Form 10-K for the Fiscal Year Ended July 31, 2008 Filed October 14, 2008 File No. 000-28369

Dear Ms. Collins:

This letter is being submitted on behalf of SourceForge, Inc. (“we,” the “Company,” the “Registrant,” or “SourceForge”), in response to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated April 24, 2009, relating to the Company’s Form 10-K for the fiscal year ended July 31, 2008 filed October 14, 2008.  In this letter we have recited the Staff’s comments in bold type above our responses to such comments.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 11.  Executive Compensation (incorporated from definitive proxy materials)

Base Salary and Variable Incentive Awards

Variable Incentive Awards, page 17

1.
We refer to your response to prior comment 5.  To the extent that SourceForge relies upon Instruction 4 to Item 402(b) of Regulation S-K in subsequent filings, please confirm that you will disclose in the filing how difficult it will be for the executive or how likely it will be for SourceForge to achieve undisclosed target levels or other factors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, the Company will disclose how difficult it will be for our executives, or how likely it will be for the Company, to achieve undisclosed target levels as well as other relevant factors.

2.
You state in your response to prior comment 5 that you have established what appears to be a separate profitability target which must be exceeded in order for any named executive officer to receive a bonus, but you do not appear to have disclosed this element of your bonus program in your Compensation Discussion and Analysis.  Please advise.

Response: The Company respectfully advises the Staff that the Company does not have profitability targets that are separate from the non-GAAP earnings and revenue targets that have previously been described in the Company’s Definitive Proxy Statement filed with the Commission on October 21, 2008 (the “2008 Proxy”).  (See Footnote (1) on page 17 of the 2008 Proxy.)  The Company’s use of the term “profitability target” in its response to the Staff’s prior comment 5 was intended to refer to such previously disclosed non-GAAP earnings and revenue targets.

Exhibit Index, page 72

3.
We note from your response to prior comment 10 that SourceForge was a party to employment agreements which were not filed as required [by] Item 15(b) of Form 10-K and Item 601(b)(10) of Regulation S-K.  Please amend your Form 10-K for the fiscal year ended July 31, 2008 to file all required employment agreements.  Your amended Form 10-K should be filed within ten calendar days of this letter.  We note that certain employment agreements were filed as exhibits to your Form 8-K filed April 9, 2009.

Response:  The Company respectfully advises the Staff that other than that certain employment agreement by and between the Company and Patricia S. Morris, the Company’s Chief Financial Officer, dated June 9, 2006 (the “2006 Morris Letter”), the Company has filed all employment agreements that it was a party to that were required to be filed with the Company’s Form 10-K for the fiscal year ended July 31, 2008 (the “2008 10-K”) pursuant to Item 15 of Form 10-K and Item 601(b)(10) of Regulation S-K because such employment agreement was either (A) entered into by and between the Company and any of its named executive officers or (B) not immaterial in amount or significance.

The Company respectfully acknowledges that it was required to file the 2006 Morris Letter with the 2008 10-K and supplementally informs the Staff that (1) the Company previously disclosed the material terms of the 2006 Morris Letter on a Current Report on Form 8-K filed on June 20, 2006 and described the change of control and severance benefits available to Ms. Morris pursuant to the 2006 Morris Letter in its Proxy Statements filed on October 30, 2006, November 1, 2007 and October 21, 2008, representing each of the Proxy Statements filed by the Company since the date of the 2006 Morris Letter, and (2) the 2006 Morris Letter was recently superseded in its entirety by that certain Restated Employment Agreement, dated April 9, 2009, by and between the Company and Ms. Morris, which such agreement was filed as an exhibit to the Current Report on Form 8-K filed on April 9, 2009.

For these reasons, the Company believes that amending the 2008 Form 10-K to file the 2006 Morris Letter at this time would not provide investors with any new or material information and would have the adverse effect of potentially confusing investors.  Therefore, the Company respectfully requests that the Company be permitted to refrain from filing the 2006 Morris Letter with an amendment to its 2008 Form 10-K.

_________________________

In connection with SourceForge’s responses to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

We would like to discuss these comments and responses at your earliest convenience.  David J. Segre at Wilson Sonsini Goodrich and Rosati, P.C., can be reached at (650) 320-4554, and I can be reached at (650) 694-2145.  Please feel free to contact either of us.

Sincerely, SOURCEFORGE, INC. /s/ PATRICIA S. MORRIS Patricia S. Morris Senior Vice President, Chief Financial Officer

Enclosures
cc:	Jeffrey Chalmers Jay Seirmarco David J. Segre